

Mail Stop 3030

April 7, 2017

<u>Via E-mail</u>
Richard G. Stifel
Chief Financial Officer
Mountain High Acquisitions Corp.
6501 E. Greenway Parkway, #103-412
Scottsdale, AZ   85254

     Re: **Mountain High Acquisitions Corp.**
            Form 10-K for the Fiscal Year Ended March 31, 2016
            Filed July 14, 2016
            File No. 333-175825

Dear Mr. Stifel:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant
                Office of Electronics and Machinery